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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 06 2018
Washington DC

SEC FILE NUMBER
8-69183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lion Street Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Congress Ave, Suite 2500
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Richards 214.533.6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

2821 West Seventh St	Fort Worth	TX	76107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, James R. Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lion Street Financial, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

N/A

N/A

Signature

Financial and Operations Principal

Title

February 26, 2018

Notary Public

JESSICA C RIOS
NOTARY PUBLIC
STATE OF TEXAS
NOTARY ID 129214740
08/21/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lion Street Financial, LLC

Report of Independent Registered Public Accounting Firm
And Financial Statements
December 31, 2017

This report is deemed CONFIDENTIAL in accordance with Rule 17 a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

Lion Street Financial, LLC
Table of Contents

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Member
Lion Street Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lion Street Financial, LLC (the Company) as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (the supplemental information) on page 11 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL
WEAVER AND TIDWELL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
2821 WEST SEVENTH STREET, SUITE 700, FORT WORTH, TX 76107
P: 817.332.7905 F: 817.429.5936

The Member
Lion Street Financial, LLC

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2017.

Fort Worth, Texas
February 22, 2018

Lion Street Financial, LLC
Statement of Financial Condition
December 31, 2017

Assets

Assets		
Cash	$	1,803,266
Prepaid expenses		54,938
Accounts receivable-trade		767,600
Receivables from affiliate firms		51,336
Total assets	$	2,677,140

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	36,881
Accrued expenses		1,119,972
Total liabilities		1,156,853
Member's Equity		
Member's contributed equity		8,121,697
Accumulated deficit		(6,601,410)
Total member's equity		1,520,287
Total liabilities and member's equity	$	2,677,140

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC
Statement of Operations
Year Ended December 31, 2017

Commission revenue	$ 14,384,286
Other service fee income	910,205
Interest Income	2,836
Total revenues	15,297,327
Operating expenses:	
Commissions	13,356,200
Salaries and related costs	1,626,110
Service Fees	581,221
General and administrative	271,691
Occupancy	74,682
Technology	81,583
Taxes and licenses	165,224
Travel and entertainment	77,033
Professional and legal	178,505
Compliance	143,928
Marketing and meetings	77,568
Transition assistance	290,000
Total expenses	16,923,743
Net Loss	$ (1,626,417)

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2017

	Member's Contributed Equity	Accumulated Deficit	Total
Balance at January 1, 2017	$ 5,581,177	$ (4,974,993)	$ 606,184
Capital contributions	2,540,520	-	2,540,520
Net loss	-	(1,626,417)	(1,626,417)
Balance at December 31, 2017	$ 8,121,697	$ (6,601,410)	$ 1,520,287

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC
Statement of Cash Flows
Year Ended December 31, 2017

Cash Flows From Operating Activities	
Net loss	$ (1,626,417)
Adjustments to reconcile net loss to	
net cash provided by operating activities:	
Depreciation	-
Conversion of payables to equity (see Note 3)	2,540,520
Changes in operating assets and liabilities:	
Prepaid expenses	(14,555)
Accounts receivable-trade	(709,336)
Receivables from affiliate firms	86,459
Accounts payable	(26,072)
Payable to affiliate firms	(101,759)
Accrued expenses	682,255
Net cash provided by operating activities	831,095
Cash Flows From Investing Activities	-
Cash Flows From Financing Activities	-
Net increase in cash	831,095
Cash at beginning of year	972,171
Cash at end of year	$ 1,803,266

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC
Notes to the Financial Statements

1. Summary of Significant Accounting Policies

Reporting Entity and Nature of Operations
Lion Street Financial, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are regulated by FINRA and Securities Exchange Act of 1934.

The Company is a wholly owned subsidiary of Lion Street, Inc. ("LSI").

Basis of Presentation
The accompanying financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash comprises cash balances held in a bank deposit account and clearing broker accounts.

Revenue Recognition
Security transactions and related commission revenue and expense by the Company are recorded on a trade-date basis. Commissions revenue on sales of variable life insurance policies by the Company's sales advisors is recognized when earned from the insurance carrier. Commissions are generally paid to the Company as they are earned during the premium-payment period by the policyholders to the insurance companies. Other service fee income is recognized as earned and includes base platform fees, licensing fees, and clearing charges. Based on historical collections, no allowance is deemed necessary on receivables related to commissions, insurance, or fee revenue.

Operating Expenses
Selling, general and administrative costs are charged to expense as incurred.

Income Taxes
As a single member limited liability company, the Company is a disregarded entity and is not a separate tax paying entity for federal income tax purposes or in most state tax jurisdictions.

The Company's results of operations for the year ended December 31, 2017 are included in LSI's consolidated federal income tax return. For state income tax purposes, the Company's results of operations are included in LSI's state income tax return. The Company does not have a formal tax sharing agreement in place with LSI and the Company does not make distributions to LSI for tax reimbursements. Accordingly, the Company has not reflected income taxes in the financial statements.

In addition, LSI has recognized a deferred tax asset, principally related to net operating loss carryforwards, which is fully allowed for as of December 31, 2017. In assessing the realizability of deferred tax assets, LSI's management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. LSI's management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Realization of deferred tax assets is dependent on sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. LSI concluded that the recoverability of the deferred tax assets was uncertain based upon cumulative losses and recorded a valuation allowance to fully reserve its deferred tax asset. The Company would have reached the same conclusion on a separate company basis. Therefore, there are no current taxes pushed down to the Company for the year ended December 31, 2017.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by United States federal, state or local authorities for years before 2013. However, due to the net operating loss carryforwards, tax years from 2010 forward remain subject to examination on a limited basis.

The Company is subject to the Texas gross margin tax. There is no Texas gross margin tax accrued for 2017.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)," which provides a comprehensive revenue recognition standard for contracts with customers that supersedes current revenue recognition guidance including industry specific guidance. An entity is required to apply ASU 2014-09 for annual and

interim reporting periods beginning after December 15, 2017. An entity can apply ASU 2014-09 using either a full retrospective method, meaning the standard is applied to all of the periods presented, or a modified retrospective method, meaning the cumulative effect of initially applying the standard is recognized in the most current period presented in the financial statements. The Company has selected the modified retrospective method and is currently evaluating the impact of its pending adoption of this guidance on its financial statements; however, it has not identified any revenue stream that would be materially impacted and does not expect the adoption of this standard to have a material impact on our financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 22, 2018, the date the financial statements were issued.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,257,413. The Company's ratio of aggregate indebtedness to net capital was 0.92 to 1 at December 31, 2017. There were no material differences between these audited numbers .and the Company's FOCUS Filing.

3. Related Party Transactions

An expense sharing arrangement was entered into between the Company and LSI to fund the Company through capital contributions. The Company is an indirect, wholly owned subsidiary of LSI. In addition, the Company currently benefits from general and administrative services provided by LSI and allocates a certain percentage of LSI employees' time and expenses to the Company. During 2017, the Company converted payables to LSI of $2,540,520 to equity, which is reflected in the statement of changes in member's equity as capital contributions.

The Company, in the course of its normal business, will generate receivables in the form of fees in arrears and payables in the form of commissions from its affiliate firms. Such firms have an ownership interest in the parent company, and as such virtually all of these payables and receivables will be due either to stockholders, employees of stockholders, or to firms owned by stockholders. The total outstanding receivables from affiliates as of December 31, 2017 was $51,336. The total amount of payables to affiliates as of December 31, 2017 was $0.

4. Commitments and Contingent Liabilities

The Company is involved in claims and litigation in the normal course of business. Management believes the applicable insurance coverage is adequate to cover costs of settlement and defense of such claims and litigation. For the year ended December 31, 2017, the Company had no claims or litigation.

5. Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. The Company has not experienced any losses in such accounts.

7. Major Customers

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue. For the year ended December 31, 2017, approximately 45% of the Company's total revenue was related to three companies as listed below:

- Customer A 19%
- Customer B 14%
- Customer C 12%

Supplemental Information

Lion Street Financial, LLC

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness or Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

Total member's equity	$	1,520,287
Deductions:		
Nonallowable assets:		
Prepaid expenses		(54,938)
Unsecured receivable and other assets		(207,936)
Total net capital	$	1,257,413
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	1,156,853
Total aggregate indebtedness	$	1,156,853
Computation of basic net capital requirement:		
Minimum net capital required of broker-dealer (6.67% of total aggregate indebtedness)	$	77,124
Minimum dollar net capital requirement of broker-dealer	$	5,000
Net capital requirement (greater of two above)	$	77,124
Net capital over the required minimum	$	1,180,289
Ratio of aggregate indebtedness to net capital		0.92 : 1

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 26, 2018.

Report of Independent Registered Public Accounting Firm

To the Member
Lion Street Financial, LLC

We have reviewed management's statements, included in the accompanying Lion Street Financial, LLC (the Company) Exemption Report, in which (1) the Company identified the following provision of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 22, 2018

AN INDEPENDENT MEMBER OF
BAKER TILLY INTERNATIONAL

WEAVER AND TIDWELL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

2821 WEST SEVENTH STREET, SUITE 700, FORT WORTH, TX 76107
P: 817.332.7905 F: 817.429.5936

Lion Street Financial, LLC's Exemption Report

Lion Street Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(ii)*:

Lion Street Financial, LLC is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.
or

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) through December 31, 2017 without exception.

____
Lion Street Financial, LLC

I, James R. Richards, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ________________________
Title: Financial and Operations Principal